Scott T. Parker Executive Vice President & Chief Financial Officer

December 4, 2012

Cecilia Blye, Chief

Office of Global Security Risk

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.W.

Washington, DC 20549

Re:	CIT Group Inc. Form 10-K for the Fiscal Year Ended December 31, 2011 Filed February 29, 2012 File No. 001-31369

Dear Ms. Blye:

This letter is submitted on behalf of CIT Group Inc. (the “Company”) in response to your comment letter dated November 20, 2012 relating to the Company’s Form 10-K for the fiscal year ended December 31, 2011.

Form 10-K for the Fiscal Year Ended December 31, 2011

General

1.	In your letter to us dated July 10, 2009, you stated that you were in the process of reporting two Cuba-related transactions to OFAC. Please describe to us any significant developments related to, and the current status of, the OFAC matter.

Company Response

As we advised you in our letter dated July 10, 2009, the Company inadvertently entered into two transactions in July and October 2006 with a sanctioned party, in which we leased office equipment (computer equipment and a workstation) to ETCO International Commodities Ltd., a United Kingdom corporation and a wholly owned subsidiary of a Swiss corporation that was owned by an agency of the government of Cuba, for use in their offices in the United Kingdom. Both leases terminated in 2009. The Company reported both transactions to the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) on July 23, 2009 and responded to a request from OFAC for additional information on October 8, 2009, including copies of all applicable leases. On January 5, 2010, the Company discovered an additional transaction with the same company, resulting from refunding an overpayment on the lease following expiration of the lease. The Company reported the additional transaction and, in response to a request from OFAC, submitted additional information on March 23, 2010.

CIT Group Inc. 1 CIT Drive Livingston, NJ 07039	Tel: 973-740-5555 Fax: 973-740-5264 scott.parker@cit.com

On October 14, 2011, the Company received a Cautionary Letter from OFAC, which concludes this matter without OFAC making a determination whether a violation has occurred.

2. We note the disclosure on page 68 that your commercial aerospace portfolio includes investments in Latin America, Africa, and the Middle East, regions that include Cuba, Sudan, Syria, and Iran. As you know, Cuba, Sudan, Syria, and Iran are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure regarding contacts with the referenced countries. Please describe to us the nature and extent of your past, current, and anticipated contacts with, Cuba, Sudan, Syria, and/or Iran, whether through subsidiaries, customers, or other direct or indirect arrangements, since your July 2009 letter. Your response should describe any products, components, equipment, technology, services you have provided into Cuba, Sudan, Syria, and/or Iran, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the governments of those countries or entities they control.

Company Response

At December 31, 2011, CIT Aerospace, a unit of the Company, leased or financed 328 commercial aircraft to 103 customers worldwide, including 46 aircraft to customers in Latin America and 24 aircraft to customers in Africa and the Middle East. The CIT Aerospace portfolio includes approximately 265 aircraft that are subject to operating leases, in which CIT Aerospace retains beneficial ownership of the aircraft, but the lessee is responsible for maintenance, servicing and operating the aircraft.

CIT Aerospace performs due diligence on each of its customers as part of its Know Your Customer (“KYC”) and sanctions screening procedures. To the best of our knowledge, none of the customers of CIT Aerospace are associated with the government of, headquartered in, or owned or controlled by any official, national, resident of or entity controlled by any country that is on the list of sanctioned countries maintained by OFAC, including Cuba, Sudan, Syria, and Iran.

In addition to the due diligence performed on all customers as part of its KYC and sanctions screening procedures, CIT Aerospace includes in its lease documentation a compliance with laws provision that specifically requires its customers to comply with the requirements of the sanction programs administered by OFAC, as well as the sanction programs imposed by other countries in which CIT does business, including both the European Union and United Nations sanction programs. If CIT Aerospace purchases an aircraft lease from a lessor that is not based in or subject to the laws of the United States, the compliance with laws provision may not specifically reference compliance with the programs administered by OFAC, but will typically reference compliance with other sanction programs, such as the EU or UN sanction programs.

Typically, CIT Aerospace customers operate multiple aircraft, which may be leased from one or more aircraft lessors, in addition to CIT Aerospace, or may be owned directly by the customer. Depending on the customer, it may lease or own aircraft manufactured by Boeing, Airbus, or Embraer, all of which are typically subject to the Export Administration Regulations of the U.S. Department of Commerce (“EAR”). CIT Aerospace is aware that

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certain customers may fly routes to and from certain of the sanctioned countries, as well as to and from countries that are not subject to sanctions. However, CIT Aerospace generally only learns afterwards if one of its leased aircraft was used for a flight to a sanctioned country, rather than an aircraft owned by the customer or leased from another lessor. Under the EAR, a foreign airline is permitted to fly an aircraft to and from a sanctioned country if it meets the nine criteria to qualify for the temporary sojourn exception, including maintaining control of and operating the aircraft and servicing and basing the aircraft outside of the sanctioned country.

On November 12, 2010, the Company voluntarily disclosed to OFAC that it had learned that Bulgaria Air, a customer of CIT Aerospace, had flown two aircraft leased from CIT Aerospace on charter flights between Bulgaria and Iran pursuant to an agreement with two Iranian tour operators. Neither of the tour operators was a sanctioned party under the Iran Transaction Regulations. Each of the charter flights complied with all of the requirements of the temporary sojourn exception for commercial aircraft under the EAR. OFAC has not responded to our voluntary disclosure.

Similarly, on September 13, 2011, the Company voluntarily disclosed to OFAC and to the Bureau of Industry and Security of the U.S. Department of Commerce (“BIS”) that it had learned that TACA Airlines had been flying several routes, including both regularly scheduled and chartered flights, on behalf of Cubanas Airline, the national airline of Cuba, for several years using two aircraft leased from CIT Aerospace. TACA Airlines flew routes from Toronto, Ontario and San Salvador, El Salvador to and from Havana, Cuba. With certain limited exceptions, which were disclosed to OFAC, TACA Airlines complied with the requirements of the temporary sojourn exception under the EAR. On December 19, 2011, the Company received a Cautionary Letter from OFAC, which concluded this matter without OFAC making any determination as to whether a violation occurred. Other than acknowledging receipt of our original disclosure letter, we have not received any response or inquiry from BIS.

In October 2010, while performing a file remediation of CIT Vendor Finance records to properly document customers under KYC requirements, the Company determined that several existing CIT Vendor Finance customers had the name of sanctioned countries in their legal entity name, including (i) the Interests Section for the Republic of Cuba in the Swiss Embassy in Washington, D.C., (ii) the Consulate of the Republic of Cuba in Montreal, Quebec, (iii) the Bureau de Tourisme de Cuba in Ottawa, Ontario, (iv) the Embassy of the Islamic Republic of Iran in Ottawa, Ontario, (v) the Airline of the Islamic Republic of Iran in London, England, and (vi) the Permanent Mission of the Union of Myanmar (Burma) in New York, New York. All of the transactions involved office and telephone equipment.

The Company concluded that the transaction with the Cuban Interests Section in Washington was permissible, due to an exemption in the Cuban sanctions regulations that permits routine transactions with the Cuban Interests Section, but the transaction with the Cuban Consulate in Montreal was a potential violation, because the exemption does not apply to Cuban diplomatic missions outside of the U.S. The Company also concluded that the remaining transactions were permissible under the then existing regulations. After discussing each transaction with OFAC, OFAC concurred with our analysis that the transaction with the Cuban Consulate in Montreal was a potential violation of the Cuban sanctions, but the other transactions were permissible under the applicable sanction regulations. Based on our discussion, the Company filed a written

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report with OFAC. On October 14, 2011, the Company received a Cautionary Letter from OFAC that concludes this matter, without OFAC making any determination as to whether a violation occurred.

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The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the matters discussed in this letter, please call the undersigned at (973) 740-5555.

Sincerely,

/s/ Scott T. Parker

Scott T. Parker

Executive Vice President &

Chief Financial Officer

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